UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.___)*

Akerna Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00973W 102

(CUSIP Number)

December 19, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 00973W 102

1	Names of Reporting Persons SS FL LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 897,440(1)(2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 897,440(1)(2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 897,440(1)(2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.89% (3)
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 00973W 102

1	Names of Reporting Persons Steven Van Dyke
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 897,440(1)(2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 897,440(1)(2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 897,440(1)(2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.89% (3)
12	Type of Reporting Person (See Instructions) IN

(1)	Represents 775,565 shares of the Issuer’s common stock, $0.0001 par value (the “Common Stock”). Mr. Van Dyke is the managing member of SS FL LLC. Accordingly, Mr. Van Dyke may be deemed to have or share beneficial ownership of such shares. Mr. Van Dyke disclaims beneficial ownership over any securities owned by SS FL LLC.

(2)	Includes warrants to purchase 121,875 shares of Common Stock (the “Warrants”) owned by SS FL LLC.

(3)	Based on a total of 13,030,531 shares of Common Stock, including 12,908,656 shares of Common Stock issued and outstanding as of January 21, 2019 as reported by the Issuer in its Quarterly Report on Form 10- Q, filed by the Issuer with the SEC on November 14, 2019 and its Current Report on Form 8-K, filed by the Issuer with the SEC on January 22, 2019, and 121,875 shares of Common Stock issuable to SS FL LLC pursuant to exercise of the Warrants.

Item 1.

(a)	Name of Issuer:

Akerna Corp.

(b)	Address of Issuer’s Principal Executive Offices:

1601 Arapahoe Street

Suite 900

Denver, Colorado 80202

Item 2.

(a)	Name of Person Filing: SS FL LLC

Steven Van Dyke

(b)	Address of Principal Business Office or, if None, Residence:

10124 Foxhurst Ct., Orlando FL 32836

(c)	Citizenship:

SS FL LLC is a limited liability company formed under the laws of the State of Florida

Steven Van Dyke is a citizen of the United States of America

(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP No.:

00973W 102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned:

897,440(1)(2)

(1)	Represents 775,565 shares of the Issuer’s common stock, $0.0001 par value (the “Common Stock”). Mr. Van Dyke is the managing member of SS FL LLC. Accordingly, Mr. Van Dyke may be deemed to have or share beneficial ownership of such shares. Mr. Van Dyke disclaims beneficial ownership over any securities owned by SS FL LLC.

(2)	Includes warrants to purchase 121,875 shares of Common Stock (the “Warrants”) owned by SS FL LLC.

(b)	Percent of Class:

6.89% (1)

(1)	Based on a total of 13,030,531 shares of Common Stock, including 12,908,656 shares of Common Stock issued and outstanding as of January 21, 2019 as reported by the Issuer in its Quarterly Report on Form 10- Q, filed by the Issuer with the SEC on November 14, 2019 and its Current Report on Form 8-K, filed by the Issuer with the SEC on January 22, 2019, and 121,875 shares of Common Stock issuable to SS FL LLC pursuant to exercise of the Warrants.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

897,440

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

897,440

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8.	Identification and classification of members of the group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2020

SS FL LLC

By:	/s/ Steven Van Dyke
Name:	Steven Van Dyke
Title:	Manager

/s/ Steven Van Dyke
Steven Van Dyke